EXHIBIT 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Ex-dividend NOK 2.80 today

The shares in Marine Harvest ASA will be traded ex-dividend NOK 2.80 as from today 24 February 2017.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.